September 23, 2024

Dyson Dryden
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-35898
Dear Dyson Dryden:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis
Results of Operations, page 44

1. Please expand your discussion and analysis of consolidated and segment revenues to clarify the extent to which changes in revenues are attributable to changes in volumes and separately to changes in prices to comply with Item 303(b)(2)(iii) of Regulation S-K.

       Given that your Land Experiences segment generated 30% of total revenues and 182% of total operating income for 2023, please also expand your discussion and analysis to include material non-financial metrics for this segment, such as the number of expeditions and trips for each period, and to address the relative significance of the four land-based brands, i.e. Natural Habitat, DuVine, Off the Beaten Path and Classic Journeys, to the
       segment results to comply with Item 303(a) and (b)(2)(i) of Regulation
S-K.

       Please submit the revisions that you propose to address these concerns. However, if you do not believe this information would be relevant to an assessment or material to an understanding of your results of operations, tell us how you formulated your view and
 September 23, 2024
Page 2

       provide us with details about the revenues and earnings of the components.

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2. We note that you provide some information about disaggregated revenues along with your accounting policy note, including various percentages of total revenues for the four categories that comprise guest ticket revenues, and one category for other tour revenue.

       Please expand your disclosure to explain how this information correlates with revenues reported for each segment on page F-31, and to include the dollar values associated with each category to comply with FASB ASC 606-10-50-5 and 6.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation